NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER INTERCEPTS 26 METRES OF 18.16 g/t

GOLD EQUIVALENT AT MONTERDE

November 29, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report further drill results from the Monterde Project.

These results are from reverse circulation (“RC”) drilling at Monterde on Carotare (CTR), El Orito Norte (EOR), Veta Minitas (LMR), Carmen (MTR) as well as core drilling on Carmen (CTC).

Highlights

LMR-47

26 metres of 18.16 g/t gold equivalent,

including 4 metres of 101.85 g/t gold equivalent,

and 10 metres of 12.47 g/t gold equivalent

LMR-48

26 metres of 3.26 g/t gold equivalent

CTR-54

8 metres of 5.16 g/t gold equivalent

The results from LMR-47 are some of the best encountered to date at Monterde. The Veta Minitas structure is located about 200 metres west of the Carmen footwall and already has a small resource defined. The high concentration of silver (5.7 kilograms over four metres) with 25.3 g/t gold is substantial and will require follow-up drilling. The attitude and true thickness of this mineralization are unknown, but this structure appears to be more steeply dipping than the majority identified thus far.

Results such as those from LMR-47 are consistent with some of the underground grades mined in the 1930’s and 40’s. Until recently, the Company’s focus has been primarily on open-pittable resources, but work has now commenced on the possibilities of simultaneous underground and open-pit operations, similar to those at the Ocampo project (Gammon Lake Resources).

The CTR-54 intercept reported above was from surface at a showing of the main structure on Carotare East. It was targeted at the south structure which was not intercepted in this or adjacent holes.

The three holes reported from El Orito Norte (EOR) were drilled last month. They were exploratory in nature and were directed at intersecting any new structures that might be present. EOR-10 intersected mineralization but did not locate any major structures. Road building continues at El Orito Norte and is being followed by detailed mapping and sampling to identify further drill targets in this area.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 47	scattered anomalous
CTR- 48	no significant intercepts
CTR- 49	196	202	6	1.149	8	1.25
CTR- 50	scattered anomalous
CTR- 52	scattered anomalous
CTR- 53	42	46	4	1.278	64	2.13
CTR- 54	0	8	8	4.658	38	5.16
EOR- 09	no significant intercepts
EOR- 10	40	48	8	0.092	63	0.93
EOR- 11	scattered anomalous
LMR- 47	78	84	6	0.319	72	1.28
and	130	156	26	4.394	1033	18.16
incl	132	136	4	25.250	5745	101.85
and	224	240	16	0.166	188	2.68
and	250	264	14	0.444	58	1.22
incl	256	260	4	1.303	91	2.51
and	282	292	10	11.749	54	12.47
incl	282	286	4	23.150	128	24.86
LMR- 48	0	4	4	0.043	116	1.59
and	60	76	16	0.272	51	0.95
and	96	100	4	0.085	112	1.57
and	224	250	26	0.979	171	3.26
incl	234	236	2	7.960	395	13.23
	hole ended in mineralization
MTC- 40	98	110	12	1.488	80	2.55
and	256	260	4	0.979	64	1.83
MTC- 51	16	48	32	0.284	68	1.20
and	64	72	8	0.076	57	0.83
and	174	186	12	0.248	45	0.85
and	196	206	10	1.019	39	1.53
MTC- 67	114	118	4	1.509	7	1.60
and	222	228	6	1.569	21	1.85
and	284	288	4	1.377	20	1.64
MTC- 68	250	256	6	2.636	3	2.68
and	276	282	6	4.368	19	4.63
MTC- 74	scattered anomalous
MTR-390	108	118	10	0.074	70	1.01
and	146	166	20	1.100	167	3.33
incl	150	156	6	2.273	256	5.68
and	196	206	10	4.072	15	4.27
MTR-437	236	244	8	2.059	11	2.21

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths (with exception of LMR-47 which is unknown at this time) are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Antonio Aguilar, Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.